Mail Stop 4561

February 8, 2008

Zhao Yan
Chief Executive Officer
Northport Capital Inc.
Suite #4200
601 Union Street
Seattle, WA 98101

> **Re:** **Northport Capital Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 4, 2008**
> **File No. 000-52728**

Dear Mr. Yan:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 4, 2008

1. We note you filed your restated financial statements for fiscal year 2006 and 2005 as an exhibit to your Form 8-K. We also note page 35 of your Form SB-2 filed July 2, 2007 indicates you will file a post-effective amendment to reflect any facts or events representing a fundamental change in the information set forth in the registration statement. Please tell us what consideration you gave to filing a post-effective amendment to include your restated financial statements in your registration statement.

2.   Please explain to us how Colorado state law provides for retaining your original par value per share following your four for one stock split on April 28, 2004.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3226 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant